SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30332]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

December 28, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of December 2012. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on January 22, 2013, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC

20549-8010.

Yacktman Fund Inc. [File No. 811-6628]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant transferred its assets to a series of Managers AMG Funds, and on June 29, 2012, made a final distribution to its shareholders based on net asset value. Expenses of $2,889,552 incurred in connection with the reorganization were paid by Yacktman Asset Management Co., applicant's investment adviser, and Managers Investment Group LLC, the surviving fund's investment adviser.

Filing Dates: The application was filed on October 4, 2012 and amended on December 11, 2012.

Applicant's Address: 6300 Bridgepoint Pkwy., Building One, Suite 320, Austin, TX 78730.

Dreyfus BASIC U.S. Government Money Market Fund [File No. 811-6606]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 11, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $608 incurred in connection with the liquidation were paid by the Dreyfus Corporation, applicant's investment adviser.

Filing Dates: The application was filed on October 12, 2012 and amended on December 6, 2012.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Build America Bond Portfolio [File No. 811-22351]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 16, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on November 30, 2012.

Applicant's Address: Two International Place, Boston, MA 02110.

Global Growth Portfolio [File No. 811-7303]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant transferred its assets to Multi-Cap Growth Portfolio and, on November 2, 2010, made a final distribution to its shareholders based on net asset value. Expenses of approximately $47,771 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on November 30, 2012.

Applicant's Address: Two International Place, Boston, MA 02110.

Multi-Sector Portfolio [File No. 811-22295]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 17, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on November 30, 2012.

Applicant's Address: Two International Place, Boston, MA 02110.

Eaton Vance National Municipal Income Trust [File No. 811-9143]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Income Trust and, on May 28, 2009, made a final distribution to its shareholders based on net asset value. Expenses of approximately $155,907 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on November 30, 2012.

Applicant's Address: Two International Place, Boston, MA 02110.

Cash Management Portfolio [File No. 811-8390]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On February 16, 2010, applicant made a liquidating distribution to its shareholders, based on net

asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on November 30, 2012.

Applicant's Address: Two International Place, Boston, MA 02110.

Bhirud Funds Inc. [File No. 811-6680]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On November 14, 2012, applicant made a liquidating distribution to its shareholders, based on

net asset value. Expenses of approximately $3,098 incurred in connection with the liquidation

were paid by applicant.

Filing Date: The application was filed on November 27, 2012.

Applicant's Address: c/o Bhirud Associates, Inc., 6 Thorndal Circle, Suite 205, Darien, CT

06820.

Tax Managed Mid Cap Core Portfolio [File No. 811-10597]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On June 16, 2011, applicant made a liquidating distribution to its shareholders, based on net asset

value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on November 30, 2012.

Applicant's Address: Two International Place, Boston, MA 02110.

Special Equities Portfolio [File No. 811-8594]
Small-Cap Portfolio [File No. 811-9915]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. On June 8, 2012, each applicant made a liquidating distribution to its shareholders,

based on net asset value. Applicants incurred no expenses in connection with the liquidations.

Filing Date: The applications were filed on November 30, 2012.

Applicants' Address: Two International Place, Boston, MA 02110.

Elite Group of Mutual Funds [File No. 811-4804]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

The applicant has transferred its assets to corresponding series of Cutler Trust and, on September

28, 2012, made a final distribution to shareholders based on net asset value. Expenses of

$66,843 incurred in connection with the reorganization were paid by applicant and McCormick

Capital Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on December 6, 2012.

Applicant's Address: 1325 4th Ave., Suite 1744, Seattle, WA 98101.

Delaware Investments Arizona Municipal Income Fund, Inc. [File No. 811-7412]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicant has transferred its assets to Delaware

Investments National Municipal Income Fund, and on July 1, 2011, applicant made a final

distribution to its shareholders based on net asset value. Expenses of approximately $85,850

incurred in connection with the reorganization were paid by applicant, the acquiring fund and

Delaware Management Company, applicant's investment adviser.

Filing Date: The application was filed on November 20, 2012.

Applicant's Address: 2005 Market St., Philadelphia, PA 19103-7094.

Delaware Group Tax Free Money Fund [File No. 811-3120]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On April 13, 2010, applicant made a liquidating distribution to its shareholders, based on net

asset value. Applicant incurred no expenses in connection with the liquidation.

Filing Date: The application was filed on November 20, 2012.

Applicant's Address: 2005 Market St., Philadelphia, PA 19103-7094.

Washington National Variable Annuity Fund A [File No. 811-1661]

Summary: Applicant, Washington National Variable Annuity Fund A, a unit investment trust

registered under the Investment Company Act of 1940 (the "Act"), seeks an order declaring that

it has ceased to be an investment company. Washington National Insurance Company

("Company"), of which Applicant is a separate account, terminated the offering of Applicant's

variable annuity contracts ("Contracts") in 1978 and has not engaged in any solicitation or

marketing activities with respect to the Contracts for 34 years. Since 1978, the number of

outstanding Contracts declined as a result of surrenders by owners of the Contracts and deaths of

owners or annuitants under their Contracts. As a result, Applicant currently has only 18

beneficial owners of such Contracts. Applicant is not making and does not presently propose to

make a public offering of the Contracts. After the deregistration order requested by the Applicant

issues, securityholders under the Contracts will be promptly notified that certain legal protections

afforded to securityholders of an investment company registered under the Act will no longer

apply to such Fund A securityholders. However, after issuance of the order, the Company will continue to be responsible for satisfying all the obligations to securityholders under the

Contracts.

Filing Dates: The application was filed on September 7, 2012.

Applicant's Address: 11815 N. Pennsylvania Street, Carmel, IN 46032.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Elizabeth M. Murphy
Secretary